Mail Stop 3561


October 27, 2005


Colin M. Angle
iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803

      	Re:	iRobot Corporation
      		Amendments No. 3 and No. 4 to Form S-1
      		File No. 333-126907
      		Filed October 14, 2005 and October 24, 2005

Dear Mr. Angle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of Amendment No. 4.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

1. We note that broker-dealers registered with the NASD will be allowed to participate in iRobot`s directed share program. In your response letter, please provide us with your analysis as to how their participation in the program complies with NASD Rule 2790, which imposes certain restrictions on NASD members` purchases in an initial public offering of equity securities. Tell us whether the company received any form of approval or consent from the NASD regarding compliance with that rule.
Management Discussion and Analysis, page 30

Comparison of Nine Months Ended October 1, 2005 to Nine Months
Ended
September 30, 2004, page 38
2. Refer to pages 39 and 44. Please disclose the circumstances that caused you to recognize revenue for product shipments in the third quarter of 2005 that you expected to ship during the fourth quarter.
Also, disclose how much of a positive impact these early shipments had on your third quarter revenues, and how much of an effect the early shipments may have on your fourth quarter revenues.

Liquidity and Capital Resources, page 45

3. Your discussion of cash flows from operating, investing and financing activities appears to be a mechanical recitation of your cash flow statement. Revise to provide not only a "discussion," but also an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way. For example, in the discussion of your operating activities for the first nine months of 2005, you do not explain why accounts receivable, inventories or accounts payable increased. Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact
Ted
Yu at (202) 551-3372 or me at (202) 551-3833 with any other
questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief



cc:	Edward A. King, Esq.
	Goodwin Proctor LLP
	Via Facsimile: (617) 523-1231

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Colin M. Angle
iRobot Corporation
October 27, 2005
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